# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nasus Pharma Ltd., CIK 0002029039
CUSIP: M7071P109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Yigal Alon 65,, Tel Aviv, Israel (L3), 6744317
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001599094

## Reporting persons
- Udi Gilboa: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,901,311; shared voting power 0; sole dispositive power 1,901,311; shared dispositive power 0; aggregate amount beneficially owned 1,901,311 (21.1% of the class)
  Comment: (1) Based on 9,014,105 ordinary shares that the issuer has advised the Reporting Person were issued and outstanding as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Nasus Pharma Ltd.
Address of issuer's principal executive offices: Yigal Alon 65, Tel Aviv, 6744317, Israel.

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Udi Gilboa.
Address of principal business office or, if none, residence:
The address of the Reporting Persons is:

c/o Nasus Pharma Ltd.
Yigal Alon 65,
Tel Aviv, 6744317, Israel
Citizenship: Udi Gilboa is a citizen of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,901,311 ordinary shares
Percent of class:
21.1%.

Based on 9,014,105 ordinary shares that the issuer has advised the Reporting Person were issued and outstanding as of September 30, 2025.
Sole power to vote or to direct the vote: 1,901,311
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,901,311
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Udi Gilboa: /s/ Udi Gilboa, Udi Gilboa (11/10/2025)